                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 8)

                  HORSEHEAD RESOURCE DEVELOPMENT COMPANY, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                     440699
                                 (CUSIP Number)

                                GARY APFEL, ESQ.
                   KAYE, SCHOLER, FIERMAN, HAYS & HANDLER, LLP
                                 425 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 836-7055
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JULY 8, 1996
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

                                                                   Page 1 of 36
                                                       Exhibit Index on Page 23

                                  SCHEDULE 13D

CUSIP No.      440699                         Page       2       of      36

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        B.U.S ENVIRONMENTAL SERVICES, INC.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                               (b) / /

3     SEC USE ONLY

4     SOURCE OF FUNDS

        AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                          / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE

              7     SOLE VOTING POWER

 NUMBER OF             0
   SHARES
BENEFICIALLY  8    SHARED VOTING POWER
  OWNED BY
    EACH               16,250,000
 REPORTING
PERSON WITH   9    SOLE DISPOSITIVE POWER

                       0

             10    SHARED DISPOSITIVE POWER

                       16,250,000

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          16,250,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                        / /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          44.8%

14    TYPE OF REPORTING PERSON*

          CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.    440699                        Page            3      of      36

1     NAME OF REPORTING PERSON

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        B.U.S BERZELIUS UMWELT-SERVICE AG

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) / /
                                                              (b) / /

3     SEC USE ONLY

4     SOURCE OF FUNDS

        WC, AF, BK

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                         / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION

        GERMANY

              7     SOLE VOTING POWER

 NUMBER OF               0
   SHARES
BENEFICIALLY  8      SHARED VOTING POWER
  OWNED BY
    EACH                 16,250,000
 REPORTING
PERSON WITH   9      SOLE DISPOSITIVE POWER

                         0

             10      SHARED DISPOSITIVE POWER
                         16,250,000

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

          16,250,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                     / /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          44.8%

14    TYPE OF REPORTING PERSON*

           CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.    440699                        Page            4      of      36

1     NAME OF REPORTING PERSON

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        LOBBERT HOLDING GmbH

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) /x/
                                                              (b) / /

3     SEC USE ONLY

4     SOURCE OF FUNDS

        N/A

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                         / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION

        GERMANY

              7     SOLE VOTING POWER

 NUMBER OF               0
   SHARES
BENEFICIALLY  8      SHARED VOTING POWER
  OWNED BY
    EACH                 16,250,000
 REPORTING
PERSON WITH   9      SOLE DISPOSITIVE POWER

                         0

             10      SHARED DISPOSITIVE POWER
                         16,250,000

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON                                 * Pursuant to Rule 13d-4,
                                             beneficial ownership of
                                             these shares is disclaimed by
          16,250,000*                        Lobbert Holding GmbH

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                     / /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          44.8%

14    TYPE OF REPORTING PERSON*

           CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.    440699                        Page            5      of      36

1     NAME OF REPORTING PERSON

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        JOHANNES LOBBERT

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) /x/
                                                              (b) / /

3     SEC USE ONLY

4     SOURCE OF FUNDS

        N/A

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                         / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION

        GERMANY

              7     SOLE VOTING POWER

 NUMBER OF               0
   SHARES
BENEFICIALLY  8      SHARED VOTING POWER
  OWNED BY
    EACH                 16,250,000
 REPORTING
PERSON WITH   9      SOLE DISPOSITIVE POWER

                         0

             10      SHARED DISPOSITIVE POWER
                         16,250,000

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON                                * Pursuant to Rule 13d-4, beneficial
                                            ownership of these shares is dis-
          16,250,000*                       claimed by Johannes Lobbert

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                     / /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          44.8%

14    TYPE OF REPORTING PERSON*

           IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.    440699                        Page            6      of      36

1     NAME OF REPORTING PERSON

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        DIETER LOBBERT

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) /x/
                                                              (b) / /

3     SEC USE ONLY

4     SOURCE OF FUNDS

        N/A

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                         / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION

        GERMANY

              7     SOLE VOTING POWER

 NUMBER OF               0
   SHARES
BENEFICIALLY  8      SHARED VOTING POWER
  OWNED BY
    EACH                 16,250,000
 REPORTING
PERSON WITH   9      SOLE DISPOSITIVE POWER

                         0

             10      SHARED DISPOSITIVE POWER
                         16,250,000

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON                                * Pursuant to Rule 13d-4, beneficial
                                            ownership of these shares is dis-
          16,250,000*                       claimed by Dieter Lobbert

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                     / /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          44.8%

14    TYPE OF REPORTING PERSON*

           IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.    440699                        Page            7      of      36

1     NAME OF REPORTING PERSON

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        MARIA LOBBERT

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) /x/
                                                              (b) / /

3     SEC USE ONLY

4     SOURCE OF FUNDS

        N/A

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                         / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION

        GERMANY

              7     SOLE VOTING POWER

 NUMBER OF               0
   SHARES
BENEFICIALLY  8      SHARED VOTING POWER
  OWNED BY
    EACH                 16,250,000
 REPORTING
PERSON WITH   9      SOLE DISPOSITIVE POWER

                         0

             10      SHARED DISPOSITIVE POWER
                         16,250,000

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON                                 * Pursuant to Rule 13d-4,
                                             beneficial ownership of these
                                             shares is disclaimed by
          16,250,000*                        Maria Lobbert

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                     / /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          44.8%

14    TYPE OF REPORTING PERSON*

           IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.    440699                        Page            8      of      36

1     NAME OF REPORTING PERSON

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        BRITTA LOBBERT

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) /x/
                                                              (b) / /

3     SEC USE ONLY

4     SOURCE OF FUNDS

        N/A

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                         / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION

        GERMANY

              7     SOLE VOTING POWER

 NUMBER OF               0
   SHARES
BENEFICIALLY  8      SHARED VOTING POWER
  OWNED BY
    EACH                 16,250,000
 REPORTING
PERSON WITH   9      SOLE DISPOSITIVE POWER

                         0

             10      SHARED DISPOSITIVE POWER
                         16,250,000

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON                                 * Pursuant to Rule 13d-4,
                                             beneficial ownership of these
                                             shares is disclaimed by
          16,250,000*                        Britta Lobbert

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                     / /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          44.8%

14    TYPE OF REPORTING PERSON*

           IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                         AMENDMENT NO. 8 TO SCHEDULE 13D

              This Amendment No. 8 dated July 12, 1996 (filed on behalf of B.U.S Environmental Services, Inc. ("B.U.S"), B.U.S Berzelius Umwelt-Service AG ("B.U.S AG"), Lobbert Holding GmbH ("Lobbert"), Johannes Lobbert, Dieter Lobbert, Britta Lobbert and Maria Lobbert (collectively, the "Lobbert Family")) to the Schedule 13D dated August 3, 1990 filed on behalf of B.U.S, B.U.S AG and Metallgesellschaft AG ("MG"), as amended by Amendment No. 1 dated July 8, 1994, Amendment No. 2 dated April 18, 1995, Amendment No. 3 dated September 11, 1995, Amendment No. 4 dated October 30, 1995, Amendment No. 5 dated June 14, 1996, Amendment No. 6 dated June 21, 1996 and Amendment No. 7 dated June 25, 1996 (as amended, the "Schedule 13D"), relates to the common stock, $.01 par value ("Common Stock"), of Horsehead Resource Development Company, Inc., a Delaware corporation ("HRD"). Capitalized terms used and not defined herein shall have the meanings ascribed to them in the Schedule 13D.

              Item 2, Item 4, Item 5, Item 6 and Item 7 of the Schedule 13D are hereby amended and restated in their entirety to read as follows:

              ITEM 2. IDENTITY AND BACKGROUND.

              This statement is being filed by B.U.S, a Delaware corporation, the principal business of which is owning the stock of HRD, by B.U.S AG, a corporation organized under the laws of Germany, the principal business of which is the processing of industrial wastes, by Lobbert, a corporation organized under the laws of Germany, the principal business of which is owning stock of B.U.S AG, and by the Lobbert Family, private investors. The principal executive office of B.U.S is c/o B.U.S Berzelius Umwelt-Service AG, Vinckeufer 3, 47119 Duisburg, Germany. The principal executive office of B.U.S AG is Vinckeufer 3, 47119 Duisburg, Germany. The principal executive office of Lobbert is Huttenweg 16, 48249, Duelmen, Germany.

              The Lobbert Family together owns 100% of Lobbert. Lobbert and the Lobbert Family together constitute a group for the purposes of this Schedule 13D. Lobbert owns 49% of the voting stock of B.U.S AG, which in turn is the parent of B.U.S.

              As of March 1995, Lobbert owned 52% of B.U.S AG's common stock ("B.U.S AG Common Stock"), but only 40% of B.U.S AG's voting stock due to the provisions of Section 140 of the German Stock Corporation Law ("Section 140"). Under such provision, preferred stock (which normally has no voting rights) automatically becomes voting stock if the issuing corporation does not declare dividends to its preferred stockholders for two consecutive years. B.U.S AG did not declare a dividend on its preferred stock (the "B.U.S AG Preferred Stock") for either fiscal 1993 or fiscal 1994. On February 3, 1995, when B.U.S AG released its audited financial statements for fiscal 1994, which showed no dividends declared on the B.U.S AG Preferred Stock for such year, the automatic voting rights provision of Section 140 was officially triggered. Thus, holders of B.U.S AG Preferred Stock were entitled to vote as a single class with holders of B.U.S AG Common Stock as of February 3, 1995. As a result, although Lobbert owned 52% of B.U.S AG Common Stock, it owned only 40% of the voting stock of B.U.S AG.

              The percentage of B.U.S AG's voting stock held by Lobbert, however, has changed as a result of the following events. First, on April 1, 1996, Lobbert sold 51,526 shares of B.U.S AG Common Stock to a third party, thus decreasing its total holdings in B.U.S AG to 49% of the B.U.S AG Common Stock. In addition, at the April 24, 1996 annual meeting of shareholders of B.U.S AG, the B.U.S AG shareholders authorized the payment of all past-due dividends to holders of B.U.S AG Preferred Stock. Such past-due dividends were paid on or about April 25, 1996. Upon such payment, the holders of the B.U.S AG Preferred Stock lost their voting rights under Section 140. Accordingly, after the Lobbert sale of B.U.S AG Common Stock as described above and the payment of the dividend on the B.U.S AG Preferred Stock, Lobbert owns 49% of the voting stock of B.U.S AG. In addition, as a result of purchases during the last two months, a shareholder of Lobbert holds in his private capacity less than one-half of one percent of B.U.S AG Common Stock.

              Lobbert and the Lobbert Family are included as reporting persons in this Schedule 13D, and are providing the information required by Schedule 13D, as if they were deemed beneficial owners of shares of HRD Common Stock. However, pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended ("Rule 13d-4"), the filing of this Schedule 13D shall not be construed as an admission that Lobbert or any member of the Lobbert Family is the beneficial owner of any Common Stock of HRD.

              The name, business address, citizenship, present principal occupation or employment (and the name, principal business and the address of the corporation or other organization in which such employment is conducted) of each director and executive officer of B.U.S, B.U.S AG and Lobbert are set forth in Appendix A hereto, which is incorporated by reference herein.

              During the last five years, none of B.U.S, B.U.S AG, Lobbert or any member of the Lobbert Family, or, to the best knowledge of B.U.S, B.U.S AG and Lobbert, any of their respective directors or executive officers:

              (a) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or

              (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

              In addition, none of B.U.S, B.U.S AG, Lobbert or any member of the Lobbert Family, or, to the best knowledge of B.U.S, B.U.S AG and Lobbert, any of their respective directors or executive officers are presently the subject of a pending criminal environmental proceeding.


              ITEM 4. PURPOSE OF TRANSACTION.

              The 9,750,000 shares of Common Stock acquired on July 24, 1990 as described in Item 5(a) below were acquired for investment purposes and to utilize, through HRD, MG's and B.U.S AG's environmental services capabilities and technologies in the United States. On May 16, 1996, HRD commenced an issuer tender offer (the "Tender Offer") for up to 1,751,600 shares of Common Stock to all holders of Common Stock. By letter, dated June 10, 1996, B.U.S (a) informed Horsehead Industries, Inc. ("HII") that B.U.S desires to tender 2,885,000 shares of Common Stock pursuant to the Tender Offer and (b) requested that HII inform B.U.S whether (1) HII believes it is entitled to purchase these shares instead of HRD, and (2) HII does in fact elect to purchase the shares at the price and on the terms and conditions set forth in the Tender Offer. A copy of the June 10, 1996 letter is filed herewith as Exhibit 3. By letter dated June 13, 1996 (the "June 13 Letter"), HII responded to B.U.S's June 10, 1996 letter by advising B.U.S that the proposed tender by B.U.S of 2,885,000 shares of Common Stock pursuant to the Tender Offer is subject to the restrictions in the Shareholders Agreement (as defined in Item 6 below), which purportedly prevents B.U.S from transferring any of its shares of Common Stock until the applicable provisions of the Shareholders Agreement are met. A copy of the June 13 Letter is filed herewith as Exhibit 4. On June 13, 1996, B.U.S tendered such 2,885,000 shares of Common Stock pursuant to the Tender Offer.

              On June 24, 1996, B.U.S filed a complaint in the United States District Court for the Southern District of New York (the "Complaint") seeking equitable relief which sought to enable B.U.S either to participate in the Tender Offer or to sell its shares of HRD Common Stock to HII. For a complete description of the allegations of and relief sought by the Complaint, see Item 6. On July 8, 1996, B.U.S filed a voluntary dismissal of the Complaint as a result of actions taken by HII and HRD subsequent to the filing of the Complaint, as more fully described in Item 6 below.

              In May 1996, B.U.S AG commenced an action in district court in Frankfurt, Germany against MG alleging that MG violated a duty of care under German law when it, as the holder in 1990 of a majority of the voting shares of B.U.S AG, caused B.U.S AG to acquire shares of HRD Common Stock in 1990 at what B.U.S AG asserts is an excessive purchase price, which resulted in a write down by B.U.S AG for the 1993/1994 business year. That German action seeks, as an alternative remedy, an order requiring MG to purchase from B.U.S AG an aggregate of 24.9% of HRD's shares of Common Stock.

              As a public company with the obligation to act in its stockholders' best interests, B.U.S AG reserves the right to take appropriate actions in the furtherance of such interests in the future, directly or through B.U.S, if circumstances so require, including actions of the kind described in clauses (a) through (j) of Item 4 of Schedule 13D to the extent permitted by law and contract, including the Shareholders Agreement.

              Except as otherwise indicated in this statement, neither B.U.S nor B.U.S AG has any plans or proposals with respect to HRD that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of
Schedule 13D.

              ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

              (a) B.U.S and B.U.S AG beneficially own 16,250,000 shares of Common Stock, representing approximately 44.8% of the 36,237,500 shares of Common Stock reported by HRD (in the HRD Offer to Purchase relating to the Tender Offer) to be outstanding as of May 15, 1996. Although pursuant to Rule 13d-4 the filing of this Schedule 13D shall not be construed as an admission that Lobbert or any member of the Lobbert Family is the beneficial owner of any Common Stock of HRD, Lobbert and the Lobbert Family are included as reporting persons in this Schedule 13D, and are providing the information required by
Schedule 13D, as if they were deemed beneficial owners of 16,250,000 shares of HRD Common Stock.

              As described in the second paragraph of Item 3, B.U.S purchased 6,474,000 shares of Common Stock from HRD and received the right to purchase from HRD an additional 26,000 shares of HRD Common Stock (which it later exercised) on July 26, 1988, prior to an underwritten public offering on July 9, 1990 by HRD of 3,737,500 shares of its Common Stock (including shares sold pursuant to the underwriters' exercise of their over-allotment option). For a description of the offering, see HRD's Registration Statement on Form S-1 (No. 33-34808), as amended, filed with the Securities and Exchange Commission.

              On July 24, 1990, following the offering, B.U.S acquired
9,750,000 shares of Common Stock from Horsehead Investment Management Corporation ("HIMC") at a price per share of $12,75 pursuant to the Shareholders Agreement, dated July 26, 1988, among HRD, B.U.S and HII referred to in Item 6, and the Letter Agreement, dated May 30, 1990, among HRD, B.U.S and HII (the "Letter Agreement"), copies of which are filed as Exhibits 2(a) and
(b) hereto, respectively.

              (b) B.U.S and B.U.S AG share the power to vote or direct the vote and the power to dispose of or to direct the disposition of 16,250,000 shares of HRD Common Stock. Although pursuant to Rule 13d-4 the filing of this
Schedule 13D shall not be construed as an admission that Lobbert or any member of the Lobbert Family is the beneficial owner of any Common Stock of HRD, Lobbert and the Lobbert Family are included as reporting persons in this
Schedule 13D, and are providing the information required by Schedule 13D, as if they were deemed to share the power to direct the vote and the power to direct the disposition of the 16,250,000 shares of HRD Common Stock.

              (c) On April 1, 1996, Lobbert sold 3% of B.U.S AG's Common Stock to a third party. Although pursuant to Rule 13d-4 the filing of this Schedule 13D shall not be construed as an admission that Lobbert or any member of the Lobbert Family is the beneficial owner of any Common Stock of HRD, Lobbert and the Lobbert Family are included as reporting persons in this Schedule 13D, and are providing the information required by Schedule 13D, as if they were deemed beneficial owners of 16,250,000 shares of HRD Common Stock.

              (d)  Not applicable.

              (e)  Not applicable.

              ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                      RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

              B.U.S, HRD, HII and HIMC (each a "Shareholder" and collectively, the "Shareholders") are parties to the Shareholders Agreement dated July 26, 1988, a copy of which is attached hereto as Exhibit 2(a), as amended by the Amendment to the Shareholders Agreement dated July 24, 1990, a copy of which is attached hereto as Exhibit 2(c) (as amended, the "Shareholders Agreement"). The Shareholders Agreement prohibits transfers of Common Stock by a Shareholder except: (i) in a cash sale in compliance with the right of "first refusal" and "tag-along" rights of the other Shareholders, (ii) to an affiliate, as defined in the Shareholders Agreement, (iii) in sales in "brokers transactions" of up to 1% of the outstanding Common Stock during any 90-day period and (iv) pursuant to certain registration rights.

              Pursuant to the Shareholders Agreement, the By-laws of HRD were amended to provide that the minimum number of directors of HRD shall be five. Until June 30, 1998, each of B.U.S and HII will have the right under the Shareholders Agreement, so long as it owns at least 20% of the outstanding Common Stock, to propose two nominees to HRD's Board of Directors and, so long as it owns less than 20% but at least 5% of the outstanding Common Stock, to propose one nominee. Each of B.U.S and HII have agreed to vote their shares and shares controlled by them for the election of the other's nominees in the circumstances described in the preceding sentence.

              The foregoing is a summary of the Shareholders Agreement, a copy of which is attached hereto as Exhibits 2(a) and (c), and is qualified by reference to the full text of the Shareholders Agreement which is incorporated by reference herein.

               In the June 13 Letter, HII claimed that, pursuant to the Shareholders Agreement, it is entitled to a right of first refusal, which it had 30 days to exercise with respect to the HRD shares tendered by B.U.S pursuant to the Tender Offer described in Item 4. B.U.S understands that HII believed it had until July 10, 1996 to decide whether to exercise this purported right of first refusal; by that date, HRD could have purchased the shares of HRD Common Stock tendered by the other HRD stockholders and, in such case, HRD's Tender Offer would have been consummated. As a result, B.U.S would have been forced to maintain ownership of the HRD shares which it would have otherwise been entitled to tender. Therefore, on June 24, 1996, B.U.S filed a Complaint against HRD and HII claiming that the structure of the Tender Offer was intentionally designed to prevent B.U.S from participating in the Tender Offer in violation of the Securities Exchange Act of 1934, as amended. As a result, B.U.S's Complaint sought an order (i) compelling HRD to either accept the HRD shares tendered by B.U.S pursuant to the Tender Offer or, alternatively, requiring HII to exercise the right of first refusal to which HII claimed it was entitled under the Shareholders Agreement, and to purchase the shares tendered by B.U.S pursuant to the terms and conditions of the Tender Offer; and (ii) preliminarily enjoining HRD from accepting or rejecting any HRD shares tendered pursuant to the Tender Offer or making payment for such shares until HII first decided whether to exercise its purported right of first refusal. A copy of the Complaint is filed herewith as Exhibit 5 and is incorporated herein by reference.

              By letter dated June 27, 1996, a copy of which is filed herewith as Exhibit 6 (the "Letter to the Court"), HRD and HII, through counsel, informed the Court of the following events: (i) by letter dated June 27, 1996 (the "June 27 Letter") (Exhibit A to the Letter to the Court), HII informed B.U.S that HII agreed to waive its purported right of first refusal with respect to the tender by B.U.S of 2,885,000 shares of Common Stock pursuant to the Tender Offer; (ii) on June 27, 1996, HRD announced in a press release (Exhibit B to the Letter to the Court), that the Tender Offer would be extended until midnight on July 2, 1996, unless further extended; and (iii) at a meeting of the Board of Directors of HRD to be held on June 28, 1996, a resolution (Exhibit C to the Letter to the Court) would be proposed which, if adopted, would authorize HRD to repurchase up to 4,636,600 shares of Common Stock, consisting of up to 1,751,600 shares from its public shareholders and 2,885,000 shares tendered by B.U.S. On June 28, 1996, HRD announced in a press release, a copy of which is filed herewith as
Exhibit 7, that it (i) amended the Tender Offer in order to increase the number of shares to be repurchased to 4,636,600 shares of Common Stock, including all 1,751,600 shares held by its public stockholders and 2,885,000 shares tendered by B.U.S and (ii) extended the Tender Offer to 5:00 p.m. on July 12, 1996. Accordingly, because HRD and HII, prior to the Court's adjudication of B.U.S's motion for a temporary restraining order and preliminary injunction, took the actions which HRD had requested that the Court order HRD and HII to take, on July 2, 1996, B.U.S withdrew its motion.

              By letter dated July 2, 1996, a copy of which is filed herewith as
Exhibit 8, counsel for HRD advised that HRD's "tender offer will either be completed and all shares that have been tendered, including [B.U.S's], accepted, or the tender offer will be terminated." As a result of the foregoing, it is B.U.S's understanding that the 2,885,000 shares of Common Stock tendered by B.U.S may be purchased by HRD pursuant to the Tender Offer without interference from HII and its purported right of first refusal, and that HRD intends to purchase such shares upon the terms and conditions of the Tender Offer. As a result, on July 8, 1996, B.U.S filed a notice that it was voluntarily dismissing its Complaint without prejudice. Upon the consummation of the Tender Offer, B.U.S will own 13,365,000 shares of HRD Common Stock, which constitutes more than one-third of the authorized Common Stock of HRD.

               On February 6, 1995, HII filed an amended complaint against B.U.S, B.U.S AG and MG in the Supreme Court of the State of New York (the "State Court Action") seeking to block the 1994 transfer of common shares of B.U.S AG from MG to Lobbert on the grounds that such transfer violates the right of first refusal of the Shareholders Agreement. Alternatively, HII sought compensatory damages in the State Court Action. Pursuant to an agreement dated February 17, 1995, between MG and Lobbert (the "1995 Agreement"), a copy of which is filed herewith as Exhibit 9, MG is obligated to indemnify Lobbert if Lobbert is liable for damages due to a non-appealable decision in the State Court Action or other court relating to the alleged violation of the right of first refusal. The 1995 Agreement further provides that such indemnification is limited to the purchase price paid by Lobbert for the B.U.S AG shares; if damages in excess of the purchase price result, Lobbert may withdraw from its purchase of the B.U.S AG shares. Under such circumstances, ownership of the shares of B.U.S AG sold by MG to Lobbert would revert to MG. However, on May 8, 1996, judgment was entered dismissing the State Court Action, although HII has filed a post-judgment motion and appeal.

              ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1:  Joint Filing Agreement among B.U.S and B.U.S AG, dated
            April 17, 1995.

Exhibit 2:  (a)      Shareholders Agreement among B.U.S, HRD and HII, dated
                     July 26, 1988.

            (b)      Letter Agreement among B.U.S, HRD and HII, dated May 30,
                     1990.

            (c)      Amendment to the Shareholders Agreement among B.U.S,
                     HRD, HII and HIMC, dated July 24, 1990.

Exhibit 3:  Letter, dated June 10, 1996, from B.U.S to HII.

Exhibit 4:  Letter, dated June 13, 1996, from HII to B.U.S.

Exhibit 5:  Complaint, dated June 24, 1996, B.U.S Environmental Services, Inc.
            v. Horsehead Resource Development Company, Inc. and Horsehead
            Industries, Inc.

Exhibit 6:  Letter, including exhibits thereto, dated June 27,
            1996, from Shereff, Friedman, Hoffman & Goodman, LLP, counsel to HRD ("SFH&G"), to the Honorable Denny Chin,
            United States District Court for the
            Southern District of New York.

Exhibit 7:  Press release of HRD dated June 28, 1996.

Exhibit 8:  Letter, dated July 2, 1996, from SFH&G to Kaye,
            Scholer, Fierman, Hays & Handler, LLP, counsel to B.U.S and B.U.S AG.

Exhibit 9:  Agreement, dated February 17, 1995, between MG and Lobbert.

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 12, 1996

                                        B.U.S ENVIRONMENTAL SERVICES, INC.

                                        By:         /s/ G. OKON
                                           ------------------------------------
                                              Name: DR. G. OKON
                                              Title: PRESIDENT

                                   SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 12, 1996

                                        B.U.S BERZELIUS UMWELT-SERVICE AG

                                        By:            /s/ G. OKON
                                           ------------------------------------
                                               Name: DR. G. OKON
                                               Title: MEMBER OF THE BOARD

                                        By:            /s/ R. KOLA
                                           ------------------------------------
                                               Name: R. KOLA
                                               Title: MEMBER OF THE BOARD

                                   SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 8, 1996

                                        LOBBERT HOLDING GmbH

                                        By:   /s/ CHRISTOPH AUPERS
                                           ------------------------------------
                                               Name: Christoph Aupers
                                               Title: Managing Director


                                        LOBBERT FAMILY

                                        By:    /s/ JOHANNES LOBBERT
                                           ------------------------------------
                                               Johannes Lobbert


                                        By:     /s/ DIETER LOBBERT
                                           ------------------------------------
                                               Dieter Lobbert


                                        By:     /s/ BRITTA LOBBERT
                                           ------------------------------------
                                                Britta Lobbert


                                        By:     /s/ MARIA LOBBERT
                                           ------------------------------------
                                               Maria Lobbert

                                   APPENDIX A

        Set forth below is the information required by Item 2 of Schedule 13D for each executive officer and director of B.U.S Environmental Services, Inc.

                                                        Present Principal
Name                    Business Address                   Occupation                  Citizenship
- ----                    ----------------                ------------------             -----------
Dr. Guenter Okon        B.U.S Berzelius Umwelt-         Chairman of Board of        German
                        Service AG                      Directors, President
                        Vinckeufer 3                    and Treasurer of B.U.S
                        47119 Duisburg                  Environmental Services,
                        Germany                         Inc. and Speaker of the
                                                        Executive Board of B.U.S
                                                        Berzelius Umwelt-Service
                                                        AG

Rolf Kola               B.U.S Berzelius Umwelt-         Director and Vice Pres-         German
                        Service AG                      ident of B.U.S Environ-
                        Vinckeufer 3                    mental Services, Inc. and
                        47119 Duisburg                  Member of the Board of
                        Germany                         B.U.S Berzelius Umwelt-
                                                        Service AG

Jurgen Tietz            B.U.S  Berzelius Umwelt-        Secretary of B.U.S              German
                        Service AG                      Environmental Services,
                        Vinckeufer 3                    Inc.
                        47119 Duisburg
                        Germany


        Set forth below is the information required by Item 2 of Schedule 13D for each member of the Management Board of B.U.S Berzelius Umwelt-Service AG

                                                        Present Principal
Name                    Business Address                   Occupation                  Citizenship
- ----                    ----------------                ------------------             -----------
Rolf Kola               B.U.S Berzelius Umwelt-         Member of Executive             German
                        Service AG                      Board of B.U.S
                        Vinckeufer 3                    Berzelius Umwelt-
                        47119 Duisburg                  Service AG
                        Germany

Dr. Guenter Okon        B.U.S Berzelius Umwelt-         Speaker of Executive            German
                        Service AG                      Board of B.U.S
                        Vinckeufer 3                    Berzelius Umwelt-
                        47119 Duisburg                  Service AG
                        Germany

        Set forth below is the information required by Item 2 of Schedule 13D for the Management of Lobbert Holding GmbH.

                                                        Present Principal
Name                    Business Address                   Occupation                  Citizenship
- ----                    ----------------                ------------------             -----------
Dipl.-Betr.             Lobbert Holding GmbH            Managing Director               German
Christoph Aupers        Huttenweg 16, 48249             of Lobbert Holding GmbH
                        Duelmen, Germany


        Set forth below is the information required by Item 2 of Schedule 13D for each member of the Lobbert Family.

                                                        Present Principal
Name                    Business Address                   Occupation                  Citizenship
- ----                    ----------------                ------------------             -----------
Johannes Lobbert        Lobbert Holding GmbH            Investor                        German
                        Huttenweg 16, 48249
                        Duelmen, Germany

Dieter Lobbert          Lobbert Holding GmbH            Investor                        German
                        Huttenweg 16, 48249
                        Duelmen, Germany

Britta Lobbert          Lobbert Holding GmbH            Investor                        German
                        Huttenweg 16, 48249
                        Duelmen, Germany

Maria Lobbert           Lobbert Holding GmbH            Investor                        German
                        Huttenweg 16, 48249
                        Duelmen, Germany

                                  EXHIBIT INDEX

Exhibit 1:   Joint Filing Agreement among B.U.S and                        Previously  filed
             B.U.S AG, dated April 17, 1995.*

Exhibit 2:   (a)  Shareholders Agreement among B.U.S,                      Previously  filed
             HRD and HII, dated July 26, 1988.*

             (b)  Letter Agreement among B.U.S, HRD and                    Previously  filed
             HII, dated May 30, 1990.*

             (c)  Amendment to the Shareholders Agreement                  Previously  filed
             among B.U.S, HRD, HII and HIMC, dated
             July 24, 1990.*

Exhibit 3:   Letter, dated June 10, 1996, from B.U.S to HII.*              Previously  filed

Exhibit 4:   Letter, dated June 13, 1996, from HII to B.U.S.*              Previously  filed

Exhibit 5:   Complaint, dated June 24, 1996, B.U.S                         Previously  filed
             Environmental Services, Inc. v. Horsehead
             Resource Development Company, Inc. and
             Horsehead Industries, Inc.*

Exhibit 6:   Letter, including exhibits thereto, dated June 27,
             1996, from Shereff, Friedman, Hoffman & Goodman, LLP, counsel to HRD ("SFH&G"), to the Honorable Denny Chin,
             United States District Court for the Southern District of New York.

Exhibit 7:   Press release of HRD dated June 28, 1996.

Exhibit 8:   Letter, dated July 2, 1996, from SFH&G to Kaye,
             Scholer, Fierman, Hays & Handler, LLP, counsel to B.U.S and B.U.S AG.

Exhibit 9:   Agreement, dated February 17, 1995, between MG and Lobbert.

- --------

        * Exhibit referenced hereby is incorporated by reference herein.